UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-28038

Swedish Match AB (publ)

(Exact name of registrant as specified in its charter)

Rosenlundsgatan 36, S-118 85, Stockholm, Sweden, +46-8-658-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares, quotient value SEK 1.4589 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Our duty to file reports under Section 13(a) or Section 15(d) was first incurred March 22, 1996, upon effectiveness of Form 20FR.

B.	We have filed or submitted all reports required under Exchange Act Section 13(a) and Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and we have filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

We have never sold securities registered under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading market

A.	The Stockholm Stock Exchange is our primary trading market.

B.	The initial listing of our Shares on the Stockholm Stock Exchange was in May 1996 and has been continuous since then, including for the 12 months preceding the filing of this Form.

C.	The percent of Shares traded on the Stockholm Stock Exchange as of a recent 12 month period was 100%. The first day of that 12 month period was May 1, 2006 and the last day of the period was April 30, 2007.

Item 4. Comparative Trading Volume Data

A.	The first day of the 12 month period under Rule 12h-6(a)4(i) was May 1, 2006 and the last day was April 30, 2007.

B.	The average daily trading volume (“ADTV”) in the US for Shares during that period was 0 and the ADTV worldwide for Shares during that period was 2,552,188.

C.	The percentage of US ADTV for Shares for that period compared with worldwide ADTV for Shares was 0%.

D.	ADRs representing the Shares were delisted from NASDAQ on October 15, 2004 and the percentage of US ADTV of Shares (whether in the form of Shares or ADRs) compared to worldwide ADTV of Shares for the preceding 12 months was 0.52%.

E.	We terminated our ADR facility contemporaneously with delisting the ADRs from NASDAQ on October 15, 2004. For the percentage of US ADTV compared to worldwide ADTV, please see Item 4D.

F.	The sources of the trading volume information used in determining our eligibility to deregister under Rule 12h-6 were The Stockholm Stock Exchange and the Bloomberg Terminal.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	The date of publication of the notice required by Rule 12h-6(h) was May 31, 2007. A Form 6-K attaching the notice was submitted on May 31, 2007.

B.	We disseminated the notice in the United States through Business Wire.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

Our Internet Website, where we will publish Rule 12g3-2(b) information, is www.swedishmatch.com

Part III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the undersigned used for purposes of Rule 12h-6(a)(4)(i);

(2)	Our subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Swedish Match AB (publ) has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Swedish Match AB (publ) certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Swedish Match AB (publ)

By:	/s/ Sven Hindrikes
Name:	Sven Hindrikes
Title:	President and CEO

Dated: 5th June 2007